                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ----------
                                 SCHEDULE 13E-4
                          ISSUER TENDER OFFER STATEMENT
                                 FINAL AMENDMENT
      (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                                   ----------

                             NACCO INDUSTRIES, INC.
                 (Exact Name of Issuer as Specified in Charter)

                             NACCO INDUSTRIES, INC.
                      (Name of Person(s) Filing Statement)

                 CLASS A COMMON STOCK, PAR VALUE $1.00 PER SHARE

                         (Title of Class of Securities)

                                   629579 10 3

                      (CUSIP Number of Class of Securities)
                                   ----------
                          CHARLES A. BITTENBENDER, ESQ.
                  VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                             NACCO INDUSTRIES, INC.
                             5875 LANDERBROOK DRIVE
                        MAYFIELD HEIGHTS, OHIO 44124-4017
                                 (216) 449-9600
   (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

                                    COPY TO:

                             DENNIS W. LABARRE, ESQ.
                           JONES, DAY, REAVIS & POGUE
                              599 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 326-3939

                                November 18, 1996
     (Date Tender Offer First Published, Sent or Given to Security Holders)





                                 Page 1 of 6 Pages
                              Exhibit Index on Page 4

      This Final Amendment to Issuer Tender Offer Statement on Schedule 13E-4 (this "Final Amendment") relates to an issuer tender offer conducted by NACCO Industries, Inc., a Delaware corporation (the "Company"). The Offer was commenced on November 18, 1996 for the purchase by the Company of up to 800,000 shares of its Class A Common Stock, par value $1.00 per share (the "Shares"), at a purchase price per Share not greater than $50.00 nor less than $43.50 per Share, net to the seller in cash, specified by the tendering shareholders, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 18, 1996 (the "Offer to Purchase"), and the related Letter of Transmittal (the "Letter of Transmittal," which together with the Offer to Purchase constitute the "Offer"). This Final Amendment is filed pursuant to the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934 and Rule 13e-4(c)(3) thereunder. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Offer to Purchase.

ITEM 1.  SECURITY AND ISSUER.

      (b) Following the consummation of the Offer, the Company had issued and outstanding 6,491,042 shares of Class A Common Stock. Since November 13, 1996 and prior to the consummation of the Offer, certain holders of the Company's Class B Common Stock, par value $1.00 per share ("Class B Shares") converted an aggregate of 3,184 Class B Shares held by them into an aggregate of 3,184 Shares of Class A Common Stock. Following the consummation of the Offer, there were 1,694,336 Class B Shares issued and outstanding.

ITEM 4.  INTEREST IN SECURITIES OF THE ISSUER.

      The Offer expired at 12:00 midnight, New York City time, on Monday, December 16, 1996. As of such expiration, an aggregate of 843,003 Shares had been validly tendered and not withdrawn, including 272,831 Shares tendered pursuant to guaranteed delivery. On December 17, 1996, the Company announced that, based upon the preliminary results of the Offer, it expected to purchase 800,000 Shares at a purchase price of $50.00 per Share and, accordingly, estimated that if all shares subject to guaranteed delivery were delivered the proration factor to be applicable to the Offer would be 94.85%. On December 23, 1996, the Company accepted for purchase 800,000 Shares at $50.00 per Share in accordance with the terms of the Offer and prorated such 800,000 Shares purchased in the Offer in the manner described in the Offer to Purchase. Upon confirmation of the physical delivery of 271,331 Shares of the 272,831 Shares that were tendered subject to guaranteed delivery, the Company determined that the proration factor applicable to the Offer was 95.03%.

      Set forth below is a description of transactions effected in the Shares during the pendency of the Offer by certain affiliates of the Company:


  Persons Who                                                                        Average
   Effected                                                               Number    Price Per
 Transaction              Date        Nature of Transaction             of Shares     Share
 -----------              ----        ---------------------             ---------     -----
Thomas E. Taplin, Jr.   11/20/96    Sale in Broker Transaction on NYSE     1,000   $47.625

Jennifer Dickerman      12/13/96    Sale in Broker Transaction on NYSE     4,000   $47.875


      In addition, the information contained in the news releases, attached hereto as Exhibits (a)(i) and (a)(ii), is incorporated herein by reference.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

      (a)(i) Form of News Release issued by the Company on December 17, 1996 announcing the expiration of the Offer and the preliminary results of the Offer.

      (a)(ii) Form of News Release issued by the Company on December 23, 1996 announcing the final results of the Offer.

                               Page 2 of 6 Pages

                                   SIGNATURE


      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Final Amendment to Schedule 13E-4 is true, complete and correct.


                                          NACCO INDUSTRIES, INC.



December 31, 1996                         By: /s/ Alfred M. Rankin, Jr.
                                             -------------------------------
                                              Alfred M. Rankin, Jr.
                                              Chairman, President and
                                               Chief Executive Officer

                               Page 3 of 6 Pages

                                 EXHIBIT INDEX


                                                                  Sequentially
                                                                    Numbered
Exhibits                                                             Page
--------                                                          ------------

(a)(i)  Form of News Release issued by the
        Company on December 17, 1996 announcing
        the expiration of the Offer and the
        preliminary results of the Offer...........................      5



(a)(ii) Form of News Release issued by the Company
        on December 23, 1996 announcing the
        final results of the Offer................................       6

                               Page 4 of 6 Pages